SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  3 October 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 3 October 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Date:  3 October 2006

3 October 2006-	National Grid close period trading update for
the six months ending 30 September 2006.

3 October 2006

National Grid close period trading update for

the six months ending 30 September 2006

Continued strong earnings growth

National Grid plc is today issuing its close period trading update ahead of announcing its interim results on Thursday 16 November 2006.

We expect to deliver strong growth in profit before tax* and earnings* compared to the first half of last year.

We anticipate delivering higher income, principally driven by higher allowed revenues in UK electricity transmission and a continued strong performance from LNG storage and French interconnector capacity auctions. We have also commenced recovery from the deferral account under our New York rate plans. We anticipate that this higher income will more than offset increases in operating costs in the UK and US that have been mainly driven by an increased workload and higher non-controllable costs.

We expect this operating performance, together with an anticipated over recovery of US commodity costs, to offset the projected decline in US stranded cost recoveries and the adverse impact of weather. Therefore we expect operating profit* to be in line with the same period last year.

Due to lower financing costs this period, we anticipate strong growth in profit before tax* with an effective tax rate in line with last year, leading to strong earnings growth*.

We forecast closing net debt of around £11.7 billion, excluding certain mark-to-market effects.

* Results are measured on a Business Performance basis. Business Performance results are the primary financial performance measures that we use, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are non-cash movements in the carrying value of financial instruments and of certain commodity contracts, that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective.

Contacts

Investors

Alexandra Lewis	+44 (0)20 7004 3170	+44 (0)7768 554879 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902 (m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)

Citigate Dewe Rogerson	+44 (0)20 7836 9571
Anthony Carlisle	+44 (0)7973 611888 (m)

Cautionary statement

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by the forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including those required to complete the proposed acquisition of KeySpan when or as planned, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business and realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the impact of the sales of businesses by National Grid, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F and the “Risk Factors” section in its Registration Statement on Form F-3 filed with the SEC on 28 June 2006). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.